26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

April 24, 2017

CONFIDENTIAL

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sea Limited
Confidential Submission of Draft Registration Statement on Form F-1

Dear Sir or Madam:

On behalf of our client, Sea Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering in the United States of American Depositary Shares (“ADSs”), representing the Company’s ordinary shares, which have a par value of US$0.0005 per share. The ADSs are expected to be listed on the New York Stock Exchange or NASDAQ Global Select Market. Subject to market conditions and the resolution of the comments of the staff of the Commission (the “Staff”) on the Registration Statement, the Company expects to file a preliminary prospectus with a price range and commence its marketing efforts in September 2017.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Securities and Exchange Commission (the “Commission”) for emerging growth companies, the enclosed draft Registration Statement is being submitted to the Staff in draft form and for the Staff’s review on a confidential basis.

If you have any questions regarding the Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), Benjamin Su at benjamin.su@kirkland.com, +852 3761 3306 (work) or +852 9881 9371 (cell) or Ben James at ben.james@kirkland.com, +852 3761 3412 (work) or +852 5183 3813 (cell). Questions pertaining to accounting and auditing matters may be directed to the following partners at Ernst & Young LLP: Ken Ong at ken.ong@sg.ey.com, or +65 6309 6768 or Shirley Wong at shirley.wong@sg.ey.com, or +65 6309 6228 (work). Ernst & Young LLP is the independent registered public accounting firm of the Company.

PARTNERS:     Pierre-Luc Arsenault1 | Lai Yi Chau | Henry M.C. Cheng3 | Justin M. Dolling3 | David Patrick Eich3# | Liu Gan | Damian C. Jacobs3 | Guang Li1 | Neil E.M. McDonald | Douglas S. Murning3 | Kelly Naphtali | Nicholas A. Norris3 | Derek K.W. Poon1,3 | Jesse D. Sheley | Arthur K.H. Tso | Dominic W.L. Tsun1,3 | Li Chien Wong | Judy W.C. Yam | David Yun3

REGISTERED FOREIGN LAWYERS:     Daniel J. Abercromby3 | Damien Coles3 | David M. Irvine3 | Benjamin W. James2 | Xiaoxi Lin1 | Daniel R. Lindsey3 | Peng Qi1 | Benjamin Su1 | Jonathan J. Tadd3 | Huimin Tang1 | Wenchen Tang1 | Xiaoyao Yin1 | David Zhang1

ADMITTED IN:     1 State of New York (U.S.A.); 2 State of Texas (U.S.A.); 3 England and Wales; # non-resident

Beijing    Chicago    Houston    London    Los Angeles     Munich    New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.

Securities and Exchange Commission April 24, 2017 Page 2	CONFIDENTIALITY

Thank you for your time and attention.

Very truly yours,

/s/ David T. Zhang

David Zhang

Enclosure

c.c.	Tony Tianyu Hou, Group Chief Financial Officer

Yanjun Wang, Esq., Group General Counsel

Benjamin Su, Esq., Partner, Kirkland & Ellis International LLP

Ben James, Esq., Partner, Kirkland & Ellis International LLP

Ken Ong, Partner, Ernst & Young LLP

Shirley Wong, Appendix K Reviewer, Ernst & Young LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP